UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2009

Commission File Number 001-14552

Top Image Systems Ltd.
(Translation of registrant’s name into English)

2 Habarzel Street, Ramat Hahayal, Israel 69710
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This Form 6-K including all attachments is being incorporated by reference into the Registration Statement on Form S-8 (file no. 333-125064) and the Registration Statement on Form F-3 (file no. 333-119885).

CONTENTS

        Attached hereto is a copy of the Registrant’s press release dated February 12, 2009, reporting that the company shares are not subject to delisting.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 12, 2009	Top Image Systems Ltd. By: /s/ Ido Schechter —————————————— Ido Schechter Chief Executive Officer

FOR IMMEDIATE RELEASE	BUSINESS NEWS

TIS Shares Not Subject to Delisting

After having held its annual meeting TIS has been advised by Nasdaq that the process of delisting its stock has been stopped

Tel Aviv, Israel, February 12, 2009 – Top Image Systems Ltd. (TIS) (NASDAQ: TISA, TASE: TISA), the leading innovator of data capture solutions, was informed by the Nasdaq Listing Qualification Panel that it has cured its prior non-compliance with Nasdaq rule 4350(e) (the “Rule”) after having held its annual shareholders’ meeting and, therefore, its shares of common stock are no longer subject to delisting.

On January 6, 2009, TIS received a Nasdaq Staff Determination letter stating that it failed to hold an annual shareholder’s meeting by the end of its fiscal year on December 31, 2008, in violation of the Rule, and that its shares of common stock are, therefore, subject to delisting from the Nasdaq stock market.

Prior to TIS receiving the Nasdaq Staff letter, it had already taken the necessary steps to cure the non-compliance by calling, on January 5, 2009, for an annual shareholders’ meeting and by distributing proxies. The annual shareholders’ meeting was scheduled to be held on February 9, 2009.

TIS requested a hearing before the Nasdaq Listing Qualifications Panel to review the Staff Determination. TIS advised the panel that its failure to hold the annual shareholders’ meeting was inadvertent and that the necessary steps to hold the meeting and comply with the Rule had already been taken. The hearing was scheduled to take place on February 12, 2009 and the Nasdaq Staff recommended that TIS be provided an exception through February 9, 2009 to hold its annual shareholders’ meeting and cure the non-compliance.

The annual shareholders’ meeting was held on February 9, 2009 at 10:00 am local time and, after informing the Nasdaq Listing Qualification Panel that the meeting was held, TIS was informed that the hearing has been considered moot, that the non-compliance has been cured and that TIS’ shares of common stock are no longer subject to delisting.

Dr. Ido Schechetr, CEO of TIS, commented: “Our failure to hold the meeting was inadvertent and immediately after learning of the deficiency we took the measures necessary to hold the meeting and comply with Nasdaq rules. We are happy that this matter is behind us, so that we can focus all of our time and attention to on enhancing the value of TIS.”

About Top Image Systems
Top Image Systems is a leading innovator of enterprise solutions for managing and validating content entering organizations from various sources. Whether originating from mobile, electronic, paper or other sources, TIS solutions deliver the content to applications that drive the organization. TIS’s eFLOW Unified Content Platform is a common platform for the company’s solutions. TIS markets its platform in more than 30 countries through a multi-tier network of distributors, system integrators, value added resellers as well as strategic partners. Visit the company’s website www.TopImageSystems.com for more information.

Caution Concerning Forward-Looking Statements
Certain matters discussed in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, particularly statements regarding future operating or financial performance. Words such as “will,” “expects,” “anticipates,” “estimates,” “intends,” “believes,” “plans” and words and terms of similar substance in connection with any discussion of future operating or financial performance identify forward-looking statements. These statements are based on management’s current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of TIS and its competitors, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, quarterly fluctuations in sales of products in the Data Capture market (where in general the fourth quarter is the strongest and the first quarter is the weakest), TIS’s ability to successfully integrate businesses it acquires, litigation (including litigation over intellectual property rights), general economic conditions and other risk factors detailed in the Company’s most recent annual report on Form 20-F and other subsequent filings with the United States Securities and Exchange Commission. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

Top Image Systems Ltd.:
Adi Bar-Lev
Director of Marketing and IR
+972 545 330537
adi@TopImageSystems.com